 Exhibit 99.1

Compugen Reports Second Quarter 2026 Results

COM701 MAIA-ovarian trial progressing as planned with median progression-free survival data from the interim analysis expected by Q1 2027

Trial-in-progress poster on MAIA-ovarian presented at the ESMO Gynaecological Cancers

Congress 2026, reinforcing the biological and clinical rationale for evaluating COM701 in platinum-sensitive ovarian cancer

Partner AstraZeneca presented new data at ASCO 2026, including the first overall survival readout from the GEMINI-Hepatobiliary study in first-line biliary tract cancer

Gilead-partnered GS-0321 Phase 1 trial continues to progress as planned

Solid financial position with cash runway expected to fund operations into 2029

HOLON, Israel, August 3, 2026 /PRNewswire/ - Compugen Ltd. (NASDAQ: CGEN) (TASE: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational drug target discovery powered by AI/ML, today reported financial results for the second quarter of 2026 and provided a corporate update.

"Q2 2026 reflects continued execution across the business," said Eran Ophir, Ph.D., President and CEO of Compugen. "Our MAIA-ovarian trial in platinum-sensitive ovarian cancer remains on track for the interim analysis with median progression-free survival data expected by the first quarter of 2027, which would mark a potential inflection point for COM701 in a patient population with a significant unmet need. Our partnered programs also advanced during the quarter, with AstraZeneca initiating an additional Phase 3 trial with rilvegostomig and presenting new rilvegostomig data at ASCO 2026, and the Gilead-partnered GS-0321 Phase 1 trial progressing as planned. With cash runway expected into 2029, we believe we are well positioned to advance our immuno-oncology pipeline."

COM701

Compugen continues to advance MAIA-ovarian, its sponsored, randomized, placebo-controlled adaptive platform trial evaluating COM701, a potential first-in-class anti-PVRIG antibody, as maintenance monotherapy in patients with second- and third-line relapsed platinum-sensitive ovarian cancer, a setting with no approved treatment option. The Company anticipates the interim analysis with median progression-free survival data by the first quarter of 2027.

During the quarter, Compugen presented a trial-in-progress poster on MAIA-ovarian at the ESMO Gynaecological Cancers Congress in Copenhagen. The poster underscored the strong biological and clinical rationale for evaluating COM701 in this population, including the differentiated biology of the PVRIG pathway versus other checkpoints such as PD-1 and TIGIT, its high expression in ovarian cancer, and the durable responses previously observed with COM701 as mono- and combination therapy in heavily pre-treated platinum-resistant patients. The Company believes that clear prolongation of PFS in these patients versus placebo could inform a registration path for COM701 and establish it as a potential backbone for drug combinations. Clinically meaningful success could also enable a broader clinical development plan across earlier and later lines of ovarian cancer and other indications where clinical signals were previously observed.

Rilvegostomig

Rilvegostomig is a PD-1/TIGIT bispecific antibody being advanced by Compugen's partner AstraZeneca, the TIGIT component of which is derived from Compugen's fully owned COM902 program. At the 2026 ASCO Annual Meeting, AstraZeneca presented an updated analysis from the GEMINI-Hepatobiliary study of rilvegostomig in combination with chemotherapy in the first-line setting. This was the first overall survival readout for rilvegostomig, with median overall survival of 16.8 months, versus less than 13 months in historical first-line biliary tract cancer trials. The data showed encouraging efficacy together with a manageable safety profile in a setting of high unmet need, while longer follow-up and randomized data from the ongoing Phase 3 trial will ultimately be needed to validate these findings. AstraZeneca continues to advance rilvegostomig across its broad late-stage program in 12 ongoing Phase 3 trials, including the recently initiated trial of rilvegostomig in combination with Datroway in urothelial carcinoma.

GS-0321

GS-0321, formerly known as COM503, is a potential first-in-class anti-IL-18 binding protein antibody licensed to Gilead that represents a novel antibody approach to harness cytokine biology for the treatment of cancer, potentially overcoming the limitations of direct cytokine administration. The ongoing Phase 1 dose-escalation trial continues to progress as planned.

Early Pipeline

Compugen continues to leverage Unigen™, its AI/ML-powered computational discovery platform, to identify novel drug targets and biological pathways grounded in human disease biology. Unigen has already discovered the targets of COM701, COM902, and GS-0321 and we remain committed to identifying and advancing the next generation of immuno-oncology innovation.

Second Quarter 2026 Financial Highlights

•	Cash: As of June 30, 2026, Compugen had approximately $125.3 million in cash, cash equivalents, short-term bank deposits, and investment in marketable securities. Compugen expects that its cash and cash-related balances will be sufficient to fund its operating plans into 2029. This does not include any additional cash inflows. The Company has no debt.

•	Revenues for the second quarter of 2026 were approximately $2.6 million, compared to approximately $1.3 million for the comparable period in 2025. Revenues in the second quarters of 2026 and 2025 reflect the recognition of portions of both the upfront payment and the IND milestone payment from the license agreement with Gilead.

•	R&D expenses for the second quarter of 2026 were approximately $6.3 million, compared to approximately $5.6 million in the second quarter of 2025.

•	G&A expenses for the second quarter of 2026 were approximately $2.3 million, compared to approximately $2.2 million in the second quarter of 2025.

•	Net loss for the second quarter of 2026 was approximately $7.0 million, or $0.07 per basic and diluted share, compared to a net loss of approximately $7.3 million, or $0.08 per basic and diluted share, in the second quarter of 2025.

Full financial tables are included below.

Conference Call and Webcast Information

The Company will hold a conference call today, August 3, 2026, at 8:30 AM ET to review its second quarter 2026 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen

Compugen is a clinical-stage therapeutic discovery and development company utilizing Unigen™, its AI/ML powered computational discovery platform, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapies. Compugen’s innovative immuno-oncology pipeline consists of COM701, rilvegostomig and GS-0321 (previously COM503). COM701, a potential first-in-class anti-PVRIG antibody, is currently being evaluated in a blinded randomized ovarian cancer adaptive platform trial as a single agent in maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial). Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from COM902, Compugen’s anti-TIGIT antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between Compugen and AstraZeneca and is being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503), Compugen’s potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being evaluated in a Phase 1 clinical trial that Compugen is conducting. In addition, Compugen has an early-stage immuno-oncology pipeline that consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement

This press release contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as "will," "may," "expects," "anticipates," "believes," "potential," "plan," "goal," "estimate," "likely," "should," "confident," and "intends," and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our expectations for COM701 MAIA-ovarian to have median progression-free survival data at the interim analysis by Q1 2027; statements regarding the biological and clinical rationale for evaluating COM701 in platinum-sensitive ovarian cancer and the potential of clear prolongation of PFS in these patients versus placebo to inform a registration path, serve as a backbone for combinations; statements regarding the potential clinical meaningful success of the MAIA-Ovarian trial to enable a broader clinical development across ovarian cancer and other indications; statements regarding AstraZeneca's advancement of its rilvegostomig program; statements regarding the advancement of Phase 1 trial for Gilead-partnered GS-0321; statements to the effect that our cash and cash-related balances will be sufficient to fund our operating plans into 2029. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen's business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen's approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the "Risk Factors" section of Compugen's most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:

Lindsey Trickett
Head of Investor Relations and Corporate Communications
Email: lindseyt@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	2,602	1,257	4,778	3,541
Cost of revenues	2,694	1,665	4,518	4,065
Gross profit (loss)	(92)	(408)	260	(524)

Operating expenses
Research and development expenses	6,308	5,641	13,245	11,414
Marketing and business development expenses	179	141	313	280
General and administrative expenses	2,258	2,239	4,556	4,606
Total operating expenses	8,745	8,021	18,114	16,300

Operating loss	(8,837)	(8,429)	(17,854)	(16,824)
Financial and other income, net	1,838	1,070	3,191	2,315
Loss before taxes on income	(6,999)	(7,359)	(14,663)	(14,509)
Tax benefit (expense)	(7)	17	(12)	(14)
Net loss	(7,006)	(7,342)	(14,675)	(14,523)

Basic and diluted net loss per ordinary share	(0.07)	(0.08)	(0.16)	(0.16)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	94,640,696	93,526,884	94,598,696	92,917,554

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars in thousands)

	June 30,	December 31,
	2026	2025
	Unaudited

ASSETS

Current assets
Cash and cash equivalents	10,280	90,597
Short-term bank deposits	75,338	45,759
Investment in marketable securities	39,682	9,284
Accounts receivable	680	-
Other accounts receivable and prepaid expenses	3,429	2,382
Total current assets	129,409	148,022

Non-current assets
Restricted long-term bank deposit	448	410
Long-term prepaid expenses	1,314	1,293
Severance pay fund	4,082	3,643
Operating lease right to use asset	2,422	2,521
Property and equipment, net	690	681
Total non-current assets	8,956	8,548

Total assets	138,365	156,570

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Trade payables	2,155	2,353
Short-term deferred revenues	11,456	10,970
Current maturity of operating lease liability	623	521
Accrued expenses	5,255	5,676
Employees and related accruals	3,144	3,050
Total current liabilities	22,633	22,570

Non-current liabilities
Long-term deferred revenues	20,360	24,943
Long-term operating lease liability	2,400	2,439
Accrued severance pay	4,238	3,887
Total non-current liabilities	26,998	31,269

Total shareholders' equity	88,734	102,731

Total liabilities and shareholders' equity	138,365	156,570